# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eve Holding, Inc., CIK 0001823652
CUSIP: 29970N104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1400 GENERAL AVIATION DRIVE, MELBOURNE, Florida (FL), 32935
Date of event which requires filing of this statement: 09/30/2025
Filed by CIK 0001355444
Persons authorized to receive notices and communications: Thomas W. Greenberg, One Manhattan West, New York, New York (NY), 10001, 1-212-7357886; Thalita Alfano Sulas Grandis, Avenida Dra. Ruth Cardoso, 8501, 30th fl, Pinheiros , Sao Paulo, Sao Paulo, Brazil (D5), 05425-070, 55 11 3040 6874

## Reporting persons
- Embraer Aircraft Holding, Inc. (CIK 0001926968): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 250,523,300; sole dispositive power 0; shared dispositive power 250,523,300; aggregate amount beneficially owned 250,523,300 (71.9% of the class)
- EMBRAER S.A. (CIK 0001355444): type of reporting person: corporation (CO); citizenship or place of organization: Brazil (D5); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 250,523,300; sole dispositive power 0; shared dispositive power 250,523,300; aggregate amount beneficially owned 250,523,300 (71.9% of the class)
  Comment: This Amendment No. 4 amends and supplements the original Schedule 13D originally filed on May 19, 2022 by Embraer Aircraft Holding, Inc. ("EAH") and Embraer SA ("Embraer") with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Eve Holding, Inc. (the "Issuer"), as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 (the "Schedule 13D"). Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Eve Holding, Inc.
Address of issuer's principal executive offices: 1400 GENERAL AVIATION DRIVE, MELBOURNE, Florida (FL), 32935

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:
As previously reported, on August 13, 2025, EAH entered into a subscription agreement (the "Subscription Agreement") with the Issuer, pursuant to which, among other things, EAH agreed to subscribe for and purchase from the Issuer 4,123,711 shares of Common Stock for a purchase price per share of Common Stock of $4.85 and an aggregate purchase price of $19,999,998.35, on the terms and subject to the conditions set forth in the Subscription Agreement.
On September 30, 2025, the transaction contemplated by the Subscription Agreement was consummated and EAH purchased from the Issuer 4,123,711 shares of Common Stock at a price of $4.85 per share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Attached hereto as Exhibit No.1.
Number of shares as to which each person has sole or shared power to vote or dispose: Attached hereto as Exhibit No.1.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, none of the Reporting Persons has, and to the Reporting Persons' knowledge, none of the Covered Persons has, effected any transactions in shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Item 4 is incorporated by reference herein for each Reporting Person.

## Signatures
- Embraer Aircraft Holding, Inc.: Guilherme Faria Lima Paiva, Guilherme Faria Lima Paiva / CFO (10/01/2025)
- Embraer Aircraft Holding, Inc.: Gary Kretz, Gary Kretz / Financial Manager (10/01/2025)
- EMBRAER S.A.: Antonio Carlos Garcia, Antonio Carlos Garcia / Executive Vice President, Financial and Investor Relations (10/01/2025)
- EMBRAER S.A.: Roberto de Deus Chaves, Roberto de Deus Chaves / Executive Vice President, Global Procurement & Supply Chain (10/01/2025)